Exhibit 99.1

To the Unitholders of Atlas Growth Partners, L.P. (“AGP”):

As we continue to manage AGP through this ever-changing oil and natural gas price cycle, we remain optimistic your company is poised to succeed.  Currently, AGP continues to generate positive cash flow, with a core position in the Eagle Ford Shale in South Texas, supported by a strong and clean balance sheet with no debt. The foundation for success for AGP has been set, providing a strong base for long-term growth.

Over the past 12 months, we produced $6.1 million in gross margin defined as gas and oil production revenue less gas and oil production expenses. We focus on operating the business at the lowest possible cost without sacrificing execution. Specifically, from 1Q2017 to 3Q2017, we reduced our operating expenses and our general and administrative expense by 50% and 25% respectively. Our oil and gas production expenses were reduced to $0.5 million from $1.0 million in the 3Q2017 as compared to 1Q2017.  Our general and administrative expenses fell to $1.0 million from $1.4 million for the same periods.

While oil prices have recently shown positive momentum, drilling and completion costs for the year have out-paced those increases.  With that in mind, we continue to evaluate the right time to use our current liquidity and strong balance sheet to bring additional Eagle Ford wells on-line in 2018. The cost to drill and complete a well today is about $6.3 million, which is down from $8.5 million when we purchased our Eagle Ford property in 2014, but up from the $5.0 million cost at bottom of the oil price downturn. Frac sand costs in particular are at recent high prices due to an industry wide increase in the quantities injected for each lateral foot drilled.

Drilling and completion technology continues to improve and increase the efficiency and economics of each new well. With the addition of each new well, we will have the ability to significantly increase our production levels and cash flow from operations. Once brought on-line, each new Eagle Ford well has the potential to initially produce almost 1,100 barrels of oil equivalent per day, more than doubling the amount of hydrocarbons we currently produce from all of our assets (Eagle Ford, Marble Falls and Mississippi Lime).

While we manage the company on a daily basis to optimize operating results, we also continue to explore ways to strategically grow and transform the company. Quarterly, we consider our ability to make distributions to unitholders; however, based on the company’s financial position and cash flows there were no changes to our distributions in the current quarter. We are actively evaluating acquisition opportunities, strategic partnerships, and other ways to create value for unitholders. The oil price recovery from its lows at the beginning of 2016 into 2017 has helped free up the volume of acquisition and divestiture activity for energy assets. Through these efforts, we are working towards providing investors with a liquidity event within a five-year period from our June 2015 closing. Atlas’ interests are aligned with the limited partners, working to provide not just a return of invested capital, but also a return on capital. We encourage you to review the financial reports filed with the SEC for further details on the condition of the company. We also have an Investor Services team available to answer questions by phone at 800-251-0171, option 3 or by email at investorservices@atlasenergy.com.

Sincerely,

Atlas Growth Partners, L.P.